SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “ORIX Credit Corporation & SMBC Join Forces” made public on Thursday, May 7, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 7, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

FOR IMMEDIATE RELEASE	May 7th, 2009

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

ORIX Credit Corporation & SMBC Join Forces

TOKYO, Japan – May 7, 2009 – ORIX Corporation (TSE: 8591; NYSE: IX; ORIX, hereinafter) announced today that it had reached agreement with Sumitomo Mitsui Banking Corporation (SMBC, hereinafter) concerning expansion of both companies’ consumer finance operations through collaboration with ORIX Credit Corporation (OCC, hereinafter).

In response to the intensified operating environment resulting from increased consolidation and competition in the domestic consumer finance sector, ORIX and SMBC judged that collaboration would compliment both parties’ existing unique expertise and capabilities while offering the best synergistic fit for targeting future growth. The tie-up is also in alignment with ORIX’s commitment to pursuing a diverse range of strategic alliances with financial institutions in numerous industries.

OCC offers a wide-ranging menu of card loan products to over 500,000 individual consumers in Japan with its “VIP Card Loan” brand, launched in 1987 targeting affluent businessmen in their 30s and 40s with low interest rate (5.5% - 15.0%) loans, presently holding a top market share (loan balance: ¥300+billion) in the premium card loan arena.

By July 2009, SMBC will acquire a 51% stake in OCC, resulting in OCC becoming a consolidated subsidiary of SMBC and an equity method affiliate of ORIX. SMBC will provide OCC with additional personnel and expertise to assist in the execution of furthering growth as part of the agreement.

Both companies hold high expectations for the alliance.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

About ORIX Credit Corporation

ORIX Credit Corporation was established to specifically develop the ORIX Group’s financial services targeting individual consumers. ORIX Credit provides a wide variety of products of which its VIP Loan Card celebrated its 20th anniversary in 2007. The company has consistently focused on improving its services by actively pursuing tie-ups with city and regional banks to expand its nationwide ATM network, which was in the region of 100,000 -150,000 as of September 2008. In 2006, ORIX Credit started offering withdrawal and repayment services via Internet banking, while ORIX Credit Guarantee has entered into partnerships with financial institutions to provide guarantor services on loan products.

Further information please access: http://credit.orix.co.jp/ (Japanese only)

About Sumitomo Mitsui Banking Corporation

Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of two leading banks, The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a holding company, under which SMBC became a wholly owned subsidiary. As a pivotal member of SMFG, SMBC offers customers highly sophisticated, comprehensive financial services centered on banking, leasing, securities, credit card, investment, mortgage securitization, venture capital and other credit related businesses. SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas.

For more information: http://www.smbc.co.jp/global/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

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